

April 8, 2024

Zeynep Boga
Deputy Director General
Republic of Turkey
Turkish Consulate General
Office of the Attache for Treasury and Financial Affairs
821 First Avenue, 4th Floor
New York, N.Y. 10017

> **Re: Republic of Turkey**
> **Amended Registration Statement under Schedule B**
> **Filed April 1, 2024**
> **File No. 333-275976**
>
> **Form 18-K/A for Fiscal Year Ended December 31, 2022**
> **Filed September 22, 2023, as amended on February 15, 2024, March 21, 2024**
> **and April 1, 2024**
> **File No. 033-37817**

Dear Zeynep Boga:

     We have reviewed your amended registration statement and have the following comments.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5, 2024 letter.

Amended Registration Statement under Schedule B

Annual Report on Form 18-K/A, Exhibit 99.D
Political Conditions, page 6

1.   We note your response to our prior comment 5 and additional disclosure provided in the Recent Developments and Summary section of Exhibit D-3 to Form 18-K/A filed with the SEC on March 29, 2024. Please supplement your disclosure to account for the local

elections that took place on March 31, 2024.

<u>Energy, page 97</u>

2.   We note your response to our prior comment 13 and supplemental explanatory information. Please revise your disclosure on page 97 to clarify that "energy resources" refers solely to crude oil and natural gas reserves.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Kelsey Glover at 202-551-2365 or Michael Coco at 202-551-3253 with any other questions.

Sincerely,

Division of Corporation Finance
Office of International Corporate Finance